UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34604 / June 1, 2022

In the Matter of   :
                                                             :
AFC BDC INC.   :
AFC ADVISOR LLC   :
AFC MANAGEMENT, LLC   :
AFC INVESTMENTS, LLC   :
AFC GAMMA, INC.   :
                                                             :
525 Okeechobee Boulevard, Suite 1770   :
West Palm Beach, FL 33401   :
                                                             :
(812-15280)   :
                                                             :

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

AFC BDC Inc., et al. filed an application on November 8, 2021, and amendments to the
application on November 17, 2021 and April 29, 2022, requesting an order under sections 17(d)
and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the
Act and rule 17d-1 under the Act. The order would permit certain business development
companies and registered closed-end management investment companies (collectively, the
"Regulated Funds") to co-invest in portfolio companies with each other and with certain
affiliated investment entities.

On May 3, 2022, a notice of the filing of the application was issued (Investment Company Act
Release No. 34577). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by AFC BDC Inc., et al. (File No. 812-15280) is granted, effective immediately, subject to the conditions contained in the application, as amended.

      For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary